

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2011

<u>Via E-mail</u>
Mr. Min Zhao
Chief Executive Officer and Chief Financial Officer
Green Planet Bioengineering Co. Limited
19950 West Country Club Drive, Suite 100,
Aventura, FL 33180

Re: Green Planet Bioengineering Co. Limited
Item 4.01 Form 8-K
Filed November 22, 2011
File No. 000-52622
Item 4.01 Form 8-K/A
Filed December 2, 2011

Dear Mr. Zhao:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief